EXHIBIT 2

Financial Statements

Oncolytics Biotech Inc.

December 31, 2006 and 2005

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying financial statements have been properly prepared with reasonable limits of materiality and within the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer will certify to our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson	/s/ Doug Ball

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of

Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada February 23, 2006	Chartered Accountants

Oncolytics Biotech Inc.

BALANCE SHEETS

As at December 31

	2006 $	2005 $
ASSETS
Current
Cash and cash equivalents	3,491,511	3,511,357
Short-term investments	24,122,237	36,894,810
Accounts receivable	84,003	47,390
Prepaid expenses	638,540	540,368
	28,336,291	40,993,925
Property and equipment [note 4] Intellectual property [note 5]	149,596 5,079,805	189,863 5,110,538
	33,565,692	46,294,326
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,616,421	1,692,481
Alberta Heritage Foundation loan [note 6]	150,000	150,000
Commitments and contingency [notes 7 and 8]
Shareholders’ equity
Share capital [note 9]
Authorized: unlimited
Issued: 36,520,748 (2005 – 36,236,748)	83,083,271	82,841,871
Warrants [note 9]	4,216,740	4,429,932
Contributed surplus [notes 2, 10 and 11]	8,529,326	7,912,584
Deficit	(65,030,066)	(50,732,542)
	30,799,271	44,451,845
	33,565,692	46,294,326

See accompanying notes

On behalf of the Board:	/s/ Fred Stewart	/s/ Jim Dinning

Director	Director

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT

For the periods ended December 31

	2006 $	2005 $	2004 $	Cumulative from inception on April 2, 1998 to December 31, 2006 $
Revenue
Rights revenue	—	—	—	310,000
	—	—	—	310,000
Expenses
Research and development [note 8]	10,535,689	9,308,977	7,107,998	43,371,194
Operating	3,630,144	3,083,372	2,803,669	16,770,581
Stock based compensation [note 10]	403,550	64,104	2,668,570	4,165,649
Foreign exchange loss	35,270	253,608	358,068	648,848
Amortization – intellectual property	874,043	786,459	686,717	4,036,834
Amortization – capital assets	52,637	69,532	65,039	407,683
	15,531,333	13,566,052	13,690,061	69,400,789
	15,531,333	13,566,052	13,690,061	69,090,789
Interest income	(1,233,809)	(783,456)	(699,757)	(4,803,005)
Gain on sale of BCY LifeSciences Inc. [note 18]	—	(765)	(34,185)	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Loss before taxes	14,297,524	12,781,831	12,956,119	66,145,066
Future income tax recovery [note 13]	—	—	—	(1,115,000)
Net loss for the year	14,297,524	12,781,831	12,956,119	65,030,066
Deficit, beginning of year	50,732,542	37,950,711	24,994,592	—
Deficit, end of year	65,030,066	50,732,542	37,950,711	65,030,066
Basic and diluted loss per share [note 12]	(0.39)	(0.39)	(0.45)

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

For the periods ended December 31

	2006 $	2005 $	2004 $	Cumulative from inception on April 2, 1998 to December 31, 2006 $
OPERATING ACTIVITIES
Net loss for the year	(14,297,524)	(12,781,831)	(12,956,119)	(65,030,066)
Deduct non-cash items
Amortization – intellectual property	874,043	786,459	686,717	4,036,834
Amortization – capital assets	52,637	69,532	65,039	407,683
Stock based compensation [note 10]	403,550	64,104	2,668,570	4,165,649
Other non-cash items [note 17]	—	224,508	379,895	1,383,537
Net changes in non-cash working capital [note17]	811,922	584,766	(69,065)	1,904,921
Cash used in operating activities	(12,155,372)	(11,052,462)	(9,224,963)	(53,131,442)
INVESTING ACTIVITIES
Intellectual property	(842,610)	(1,033,035)	(958,809)	(5,499,280)
Capital assets	(35,837)	(61,309)	(15,230)	(623,348)
Purchase of short-term investments	(1,035,427)	(22,195,253)	(6,777,179)	(48,119,467)
Redemption of short-term investments	13,808,000	6,656,746	3,114,000	23,578,746
Investment in BCY LifeSciences Inc.	—	7,965	133,609	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343
Cash used in investing activities	11,894,126	(16,624,886)	(4,503,609)	(27,666,404)
FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	3/4	150,000
Proceeds from exercise of stock options and warrants	241,400	3,384,787	8,121,296	15,208,468
Proceeds from private placements	—	15,395,402	6,223,763	38,137,385
Proceeds from public offerings	—	—	9,150,902	30,793,504
Cash provided by financing activities	241,400	18,780,189	23,495,961	84,289,357
Increase (decrease) in cash and cash equivalents during the period	(19,846)	(8,897,159)	9,767,389	3,491,511
Cash and cash equivalents, beginning of the period	3,511,357	12,408,516	2,641,127	—
Cash and cash equivalents, end of the period	3,491,511	3,511,357	12,408,516	3,491,511
Cash interest received	940,100	993,097	459,757

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

1.	INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The Company’s main project is the development of REOLYSIN®, a product that may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.	BASIS OF FINANCIAL STATEMENT PRESENTATION

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders [note 18]. As a result, SYNSORB no longer has any ownership in the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 19. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include the assessment of the net realizable value of long lived assets and the amortization period of intellectual property.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with the Company’s bank including interest bearing deposits earning an average interest rate of 3.7% (2005 – 2.9%).

Short-term investments

Short-term investments, consisting primarily of bankers’ acceptances, treasury bills and bonds, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value and with original maturities less than two years at the time of purchase, and are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.

Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight line over the term of the lease

Intellectual property

External costs relating to the Company’s patents are recorded at cost, net of recoveries. Amortization of intellectual property is on a straight-line basis over the lesser of the patents’ legal life or its estimated useful life (currently estimated to be 10 years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.

Foreign exchange

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Stock option plan

The Company has one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is determined at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

Stock based compensation

Officers, Directors and Employees

Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 10). The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight line basis. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

	2006 $	2005 $	2004 $

Reported net loss	14,297,524	12,781,831	12,956,119
Compensation expense	—	983	4,425
Pro forma net loss	14,297,524	12,782,814	12,960,544
Reported basic and diluted net loss per share	(0.39)	(0.39)	(0.45)
Pro forma basic and diluted net loss per share	(0.39)	(0.39)	(0.45)

As this policy has been applied prospectively, comparative information has not been restated.

Non-employees

Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

Future Changes in Accounting Policy

Financial Instruments

On January 1, 2007, the Company will prospectively adopt the new Canadian accounting standards for financial instruments and comprehensive income. These new accounting standards will impact our accounting policy for investment securities. The new rules will require the Company to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value with gains and losses recorded in a new section of shareholders’ equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities. The Company does not expect these standards to have a significant impact on its financial statements upon adoption as the Company’s short-term investments are expected to be classified as held-to-maturity securities.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

4.	PROPERTY AND EQUIPMENT
	2006
	Cost	Accumulated Amortization	Net Book Value
Medical equipment	30,201	11,382	18,819
Office equipment	32,818	19,758	13,060
Office furniture	97,160	55,999	41,161
Computer equipment	185,955	109,399	76,556
Leasehold improvements	99,830	99,830	—
	445,964	296,368	149,596
	2005
	Cost	Accumulated Amortization	Net Book Value
Medical equipment	30,201	7,178	23,023
Office equipment	27,869	17,627	10,242
Office furniture	91,080	49,840	41,240
Computer equipment	167,111	84,561	82,550
Leasehold improvements	117,333	84,525	32,808
	433,594	243,731	189,863

In 2005, the Company donated the medical equipment used in its Canadian glioma clinical trial to the clinical trial site. The amount of the donation was $66,069 and equates to the net book value of the medical equipment donated. This amount has been recorded as a clinical trial cost within research and development expenses.

5.	INTELLECTUAL PROPERTY

	2006
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	9,116,637	4,036,832	5,079,805

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

	2005
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	8,273,328	3,162,790	5,110,538

6.	ALBERTA HERITAGE FOUNDATION LOAN

The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

7.	COMMITMENTS

The Company is committed to payments totaling $650,000 during 2007 for activities related to its clinical trial program and collaborations. As at December 31, 2006, there were no commitments beyond 2007.

The Company is committed to monthly rental payments (excluding the Company’s portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum commencing with the sale of product.

8.	CONTINGENCY

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2006, a milestone payment for $1.0 million will be due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

9.	SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—
	2,222,222	81	—	—
July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—
Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—
Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—
Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—
Issued on acquisition of the interest in Transition Therapeutics Inc. [note 8]	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Issued:	Shares		Warrants
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—
Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement(k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering(l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 10]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	—	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—
Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement(m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	—	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	—	—
Share issue costs	—	(1,689,398)	—	—
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Issued:	Shares		Warrants
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)
Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740

(a)

Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)

Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)

Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.
(e)

Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)

Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g)

Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

(h)

Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i)

Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(j)

Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(k)

Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l)

Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $ 1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

(m)

Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, the Company issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

The following table summarizes the weighted average assumptions used in the Black Scholes Model with respect to the valuation of warrants and broker warrants issued in those years:

	2006	2005	2004	2003	2002

Risk-free interest rate	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	—	66%	71%	72%	57%
Dividend yield	—	Zero	Zero	Zero	Zero

The following table summarizes the Company’s outstanding warrants as at December 31, 2006:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)
$5.65	320,000	—	—	—	320,000	2.00
$6.15	1,600,000	—	—	—	1,600,000	2.00
$7.06	112,800	—	—	112,800	—	—
$8.00	752,000	—	—	—	752,000	0.90
	2,784,800	—	—	112,800	2,672,000	1.74

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

10.	STOCK BASED COMPENSATION

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2006		2005
	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $
Outstanding at beginning of year	3,634,550	4.66	3,805,550	4.39
Granted during year	187,400	3.08	200,000	3.18
Cancelled during year	—	—	(21,000)	—
Exercised during year	(284,000)	0.85	(350,000)	0.85
Outstanding at end of year	3,537,950	4.88	3,634,550	4.66
Options exercisable at end of year	3,355,450	4.98	3,387,050	4.77

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.75 - $1.00	348,550	2.8	0.85	348,550	0.85
$1.65 - $2.37	368,400	6.9	1.95	348,400	1.95
$2.70 - $3.33	728,750	7.0	3.13	578,750	3.12
$4.00 - $5.00	1,240,750	7.8	4.86	1,228,250	4.86
$6.77 - $9.76	708,500	5.2	8.66	708,500	8.66
$12.15 - $13.50	143,000	3.8	12.63	143,000	12.63
	3,537,950	6.4	4.88	3,355,450	4.98

Options granted vest immediately or annually over one, three or four years at the discretion of the Board. The Company has reserved 3,538,461 common shares for issuance relating to outstanding stock options.

As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $403,550 (2005 – $43,886; 2004 – $2,537,088) and $nil (2005 – $20,218; 2004 – $131,482) respectively with an offsetting credit to contributed surplus.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2006	2005	2004

Risk-free interest rate	4.08%	3.27%	2.83%
Expected hold period to exercise	3.5 years	3.5 years	2 years
Volatility in the price of the Company’s shares	63%	64%	71%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$1.46	$1.51	$2.26
11.	CONTRIBUTED SURPLUS

The following table summarizes the change in contributed surplus for the period ending December 31:

	2006	2005
Balance, beginning of year	7,912,584	6,351,966
Expired warrants	213,192	1,496,514
Stock based compensation	403,550	64,104
Exercise of stock options	—	—
Balance end of year	8,529,326	7,912,584
12.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2006 of 36,346,266 (2005 – 32,804,540; 2004 – 29,028,391). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

13.	INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2006 $	2005 $	2004 $
Loss before taxes	(14,297,524)	(12,783,356)	(12,956,119)
Statutory Canadian corporate tax rate	29.00%	33.60%	33.87%
Anticipated tax recovery	(4,146,282)	(4,295,208)	(4,388,238)
Non-taxable portion of net capital loss (gain)	—	(129)	(16,717)
Employee stock based compensation	117,030	21,539	903,845
Cancellation of contingent payment obligation settled in common shares	—	—	50,805
Change in tax rate	2,276,597	102,309	242,119
Tax return adjustment	(5,414)	78,995	(43,509)
Non-deductible expenses	10,440	8,113	8,976
Change in valuation allowance (a)	(1,747,629)	4,084,381	3,242,719
Future income tax recovery	—	—	—
(a)

As of December 31, 2006, the Company has non-capital losses for income tax purposes of approximately $46,246,000 which are available for application against future taxable income and expire in 2007 ($1,033,000), 2008 ($2,898,000), 2009 ($4,483,000), 2010 ($4,483,000), 2014 ($9,075,000), 2015 ($11,550,000) and 2016 ($12,612,000). In addition to the loss carry forward amounts above, the Company has scientific research and development claims and related investment tax credits of approximately $9,325,137 and $2,169,638 respectively as at December 31, 2006 which are available for application against future taxable income. The potential benefits resulting from these tax pools have been recognized in the financial statements only to the extent they are more likely than not of being realized.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

The components of the Company’s future income tax asset are as follows:

	2006 $	2005 $
Non-capital loss carryforwards	13,378,880	11,483,387
Scientific research and development	2,704,290	2,745,133
Investment tax credits	1,540,443	1,418,083
Net capital loss carryforwards	244,966	283,822
Undepreciated capital costs in excess of book value of capital assets and intellectual property	553,156	325,377
Share issue costs	428,965	772,133
Valuation allowance	(18,850,700)	(17,027,935)
Future tax asset	—	—

14.	INDEMNIFICATION

The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policies.

There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

15.	FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, short term investments, accounts receivable, investments, accounts payable, and the Alberta Heritage Foundation loan. As at December 31, 2006, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company mitigates its exposure to credit risk by restricting its portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Interest rate risk

The Company earns interest on its fixed rate short-term investments of 4.0% (2005 – 2.9%; 2004 – 2.3%) and is therefore exposed to interest rate risk from fluctuations in short-term interest rates.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian, U.S. and U.K. currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.

16.	ECONOMIC DEPENDENCE

The Company contracts the production and currently receives its supplies of REOLYSIN® from one toll manufacturer based in the United Kingdom. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this toll manufacturer has the potential to delay the progress of the Company’s clinical trial program. Management is aware of and is taking actions to minimize this exposure.

17.	ADDITIONAL CASH FLOW DISCLOSURE

Net Change In Non-Cash Working Capital

	2006 $	2005 $	2004 $	Cumulative from inception on April 2, 1998 to December 31, 2006 $
Change in:
Accounts receivable	(36,613)	377	16,457	(84,003)
Prepaid expenses	(98,172)	(290,003)	(93,528)	(638,540)
Accounts payable and accrued liabilities	923,940	743,223	64,330	2,616,421
Change in non-cash working capital	789,155	453,597	(12,741)	1,893,878
Net change associated with investing activities	22,767	131,169	(56,324)	11,043
Net change associated with operating activities	811,922	584,766	(69,065)	1,904,921

Other Non-Cash Items	2006 $	2005 $	2004 $	Cumulative from inception on April 2, 1998 to December 31, 2006 $
Foreign exchange loss	—	159,204	264,080	425,186
Donation of medical equipment [note 4]	—	66,069	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	(765)	(34,185)	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 8]	—	—	150,000	150,000
Future income tax recovery	—	—	—	(1,115,000)
	—	224,508	379,895	1,383,537

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

18.	BCY LIFESCIENCES INC.

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus. On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the Company held a total of 2,394,445 BCY shares.

During 2005, the Company sold 120,000 (2004 – 697,945; 2003 – 1,496,500) of its BCY shares for net cash proceeds of $7,965 (2004 – $133,609; 2003 – $450,151) recording a gain on sale of investment of $765 (2004 – $34,185; 2003 – $264,453). As at December 31, 2006, the Company’s remaining ownership in BCY was 80,000 common shares with a book value $4,800 and has been classified as a short term investment. The warrants expired out of the money.

19.	RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

		Year Ended December 31			Cumulative from inception on April 2, 1998 to December 31, 2006 $
	Notes	2006 $	2005 $	2004 $
Net loss - Canadian GAAP	(2)	14,297,524	12,781,831	12,956,119	65,030,066
Amortization of intellectual property	(1)	(361,500)	(361,500)	(361,500)	(2,711,250)
Future income tax recovery	(1)	—	—	—	1,115,000
Net and comprehensive loss – U.S. GAAP		13,936,024	12,420,331	12,594,619	63,433,816
Basic and diluted loss per common share – U.S. GAAP		(0.38)	(0.38)	(0.43)	-

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Balance sheet items in accordance with U.S. GAAP are as follows:

		December 31, 2006		December 31, 2005
	Notes	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Intellectual property	(1)	5,079,805	4,176,055	5,110,538	3,845,288
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	6,816,793	4,316,793	6,413,243	3,913,243
Deficit	(1)	65,030,066	63,433,816	50,732,542	49,497,792

1.	“Push-Down” Accounting and In Process Research and Development

In process research and development of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under U.S. GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss. As a result, stock based compensation on the statement of loss would be reduced by $403,550 in 2006 (2005 - $64,104 and 2004 – $2,668,570) and research and development and operating expenses would increase by $131,890 and $271,660, respectively (2005 – $59,974 and $4,130, respectively; and 2004 – $1,460,470 and $1,208,100, respectively). Cumulative from inception stock based compensation would be reduced by $4,165,649 and cumulative from inception research and development and operating expenses would increase by $2,295,929 and $1,869,720, respectively. There is no impact on the Company’s net loss.

Stock Based Employee Compensation

On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted subsequent to this date.

In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for U.S. GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

The following additional pro-forma disclosure would be provided under U.S. GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

2001
Risk free interest rate	5.0%
Dividend yield	0%
Volatility factors of expected market price	87%
Weighted average expected life of the options	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

		2006 $	2005 $	2004 $
Net Loss	Pro forma – Canadian GAAP	14,297,524	12,782,814	12,960,544
	As reported – U.S. GAAP	13,936,024	12,420,331	12,594,619
	Pro forma – U.S. GAAP	13,936,024	12,421,314	12,599,044
Basic and diluted net loss per common share	Pro forma – Canadian GAAP ($/share)	(0.39)	(0.39)	(0.45)
	As reported – U.S. GAAP	(0.38)	(0.38)	(0.43)
	Pro forma – U.S. GAAP ($/share)	(0.38)	(0.38)	(0.43)

Additional Stock Based Payment Disclosure

As at December 31, 2006, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $699,993 and $689,193, respectively. The total intrinsic value of the options exercised in 2006 was $618,960 (2005 – $1,223,400; 2004 – $1,253,014).

A summary of the Company’s non-vested shares as of December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

	2006
	Stock Options	Weighted Average Grant Date Fair Value $
Non-vested at beginning of year	247,500	1.36
Granted during year	187,400	1.46
Vested during year	(252,400)	1.42
Forfeited during year	—	—
Non-vested at end of year	182,500	1.38

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

As of December 31, 2006, there was $159,877 of total unrecognized compensation costs related to non-vested stock options granted under the Company’s stock option plan. This cost is expected to be recognized over a weighted average period of 1.75 years. The total fair value of shares vested during the years ended December 31, 2006, 2005, and 2004 was $129,276, $59,630, and $8,250, respectively.

The Company issues shares from treasury to satisfy any exercises of stock options.

Future Changes in U.S. Accounting Policies

On July 13, 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company does not expect that the adoption of Interpretation 48 will have a material effect on its financial position, results of operations or cash flows.

In 2006, FASB issued Statement No. 157, Fair Value Measurements. This new pronouncement provides guidance for using fair value to measure assets and liabilities. FASB believes the pronouncement also responds to investors’ requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  Statement 157 requires expanded disclosure of the effect on earnings for items measured using unobservable data. The Company does not believe adoption of Statement 157 will have a material effect on its financial position, results of operations or cash flows.

20.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s presentation.

21.	SUBSEQUENT EVENT

On February 22, 2007, the Company closed a public offering whereby 4,000,000 units were issued at a price of $3.00 per unit for gross cash proceeds of $12,000,000. Net proceeds are expected to be approximately $10,590,000. Each unit included one common share and one-half of one common share purchase warrant for a total of 2,000,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010.